UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Amendment No. 4

CYBERONICS, INC.

(Name of Issuer)

COMMON STOCK, $0.01 PAR VALUE

(Title of Class of Securities)

23251P102

(CUSIP Number)

Metropolitan Capital Advisors, Inc.

and

The Committee for Concerned Cyberonics, Inc. Shareholders

c/o Bedford Falls Investors, L.P.

660 Madison Avenue, 20th Floor

New York, NY 10021

(212) 486-8100

Copies to:

David K. Robbins, Esq.

Bingham McCutchen LLP

355 South Grand Avenue, Suite 4400

Los Angeles, CA 90071

(213) 680-6400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 28, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

This Amendment No. 4 relates to the Schedule 13D filed with the Securities and Exchange Commission on September 11, 2006, as amended by Amendment No. 1 filed on September 28, 2006, as amended by Amendment No. 2 filed on November 1, 2006, and as amended by Amendment No. 3 filed on November 21, 2006 by Metropolitan SPV, L.P., a Delaware limited partnership (“SPV”); Metropolitan SPV GP, L.L.C., a Delaware limited liability company (“SPV GP”); Bedford Falls Investors, L.P., a Delaware limited partnership (“Bedford”); Metropolitan Capital Advisors, L.P., a Delaware limited partnership (“MetCap”); Metropolitan Capital Advisors, Inc., a New York corporation (“MetCap GP”); Metropolitan Capital Partners II, L.P., a New York limited partnership (“Partners II”); KJ Advisors, Inc., a New York corporation (“Partners II GP”); Metropolitan Capital Advisors International Limited, a British Virgin Islands international business company (“MetCap International”); Metropolitan Capital Partners III, L.P., a Delaware limited partnership (“Partners III”); Metropolitan Capital III, Inc., a Delaware corporation (“Partners III GP”); Metropolitan Capital Advisors Select Fund, L.P., a Delaware limited partnership (“Select”); Metropolitan Capital Select, L.L.C., a Delaware limited liability company (“Select GP”) (each of the foregoing, collectively the “MetCap Entities”); Jeffrey E. Schwarz, a citizen of the United States of America (“Schwarz”); Karen Finerman, a citizen of the United States of America (“Finerman”); and The Committee for Concerned Cyberonics, Inc. Shareholders (the “Committee”), which is not a business entity and has no place of organization (Schwarz, Finerman, the Committee and the MetCap Entities, collectively the “Reporting Persons”), relating to the common stock, par value $0.01 per share (the “Shares”), of Cyberonics, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 100 Cyberonics Blvd., Houston, Texas 77058.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by the addition of the following:

On November 28, 2006, MetCap GP, on behalf of itself and the Committee, sent to the Board the following letter:

November 28, 2006

The Board of Directors

Cyberonics, Inc.

100 Cyberonics Boulevard

Houston, TX 77058

Gentlemen:

With last week’s resignation of Mr. Cummins, the Company took the first step on the path to improved corporate governance, but as we have previously pointed out, Cyberonics, Inc. still has a long way to go. While we are certainly disappointed that Metropolitan Capital Advisors, Inc. (“MCA”) needed to bring suit in Delaware in order to force Cyberonics to agree to a date to hold the 2006 annual meeting of shareholders, we are nonetheless pleased that a date has finally been set (albeit such date is sixteen months after the last annual meeting).

It took the Company nearly six months from the time we first suggested splitting the roles of Chief Executive Officer (“CEO”) and Chairman to implement that change (a practice that is widely accepted as “a given” from the perspective of good governance). With the exception of Mr. Morrison, who just recently joined the Board of Directors, every other current member of the Board was also a member at the time of the ill conceived, spring loaded 2004 option grant to Mr. Cummins and other senior executives (the full ramifications of which are still not known). And five of the eight current Board Members served during the period for which the Company is restating its financial statements as a direct result of improper option granting practices.

It is an affront to Cyberonics shareholders that the Board, purporting to practice good governance would then choose Tony Coelho (the Chair of the Compensation Committee, during the period of the most troubling option grants, and a member of the Nominating and Governance Committee) as Chairman. This is a Board that needs independence and a fresh perspective, not new titles assigned to the same players. Good governance demands meaningful change.

In this vein, we must call your attention to a particularly unsettling discovery. As we began to prepare for the annual meeting, we noticed a glaring violation of law and appropriate corporate governance practices in relation to the composition of the Board of Directors (the “Board”): Mr. Moore’s status as a perpetual director. The Board has asserted that the Clark Estates, Inc. (the “Clark Estates”) is entitled to have its designee be a director so long as the Clark Estates retains at least 600,000 of the 901,408 common shares purchased by Clark Estates in 1997.

According to the Company’s public filings, Cyberonics entered into a March 28, 1997 letter agreement (the “Letter Agreement”) with the Clark Estates that, upon closing of its pending investment in the common stock of Cyberonics, entitled the Clark Estates to designate one member to the Cyberonics Board to serve for as long as the Clark Estates retained at least 600,000 of the 901,408 shares of the Company that it purchased on that date. Purportedly pursuant to this provision, approximately seven years later Mr. Moore was appointed to the Company’s Board on January 13, 2004 and has remained on the Board since then, despite not standing for election at the Company’s 2004 or 2005 annual meetings of shareholders. Mr. Moore’s purported status as a perpetual director of the Company, however, violates the Letter Agreement, the Company’s bylaws and the Delaware General Corporation Law.

First, Paragraph 2 of the Letter Agreement provides that:

“For so long as the Clark Group continues to own an aggregate of at least 600,000 of the shares of Common Stock referred to in the first paragraph of this letter, the Company will cause one person designated by The Clark Estates to be nominated for election to the Company’s Board of Directors at each meeting of the Company stockholders at which directors are being elected.” (Emphasis added).

Thus, the Letter Agreement makes clear that the designee of the Clark Estates is not a permanent director. Rather the Company has only pledged to nominate him at each shareholders meeting. He must stand for election. The Company’s refusal to follow this clear language is deeply troubling and indicative of profound governance problems, as it represents a complete rejection of the notion that Cyberonics’ shareholders have the right to choose-BY ELECTION-the directors they want to represent their interests.

Second, even if the Letter Agreement provided that the designee of the Clark Estates was to remain on the Company’s Board without standing for election, such provision would be unenforceable. Both the Delaware General Corporation Law and the Company’s bylaws require directors to be elected annually. We have been advised by our Delaware counsel that any contractual agreement calling for a perpetual directorship is void (and a breach by directors of their fiduciary duty).

Finally, we have also been advised by our counsel that even an open-ended agreement to perpetually nominate someone is void and unenforceable as a breach of fiduciary duty. We doubt that Paragraph 2 of the Letter Agreement was intended to give the Clark Estates a perpetual nomination right, but if it was so intended it is not enforceable.

Given that the Company is not, and could not be, contractually bound to allow Mr. Moore to serve as a director despite not being elected by the Company’s shareholders, MCA demands that the Company immediately relieve Mr. Moore of his position as director and that he return the fees and stock options he was awarded during the period when he was improperly serving as a director. If the Company fails to take such action within 10 business days, Metropolitan Capital Advisors, Inc. and The Committee for Concerned Cyberonics, Inc. Shareholders will bring an action in the Delaware Court of Chancery to compel it to do so.

There is still much work ahead for the Board of Directors of Cyberonics. The lavish severance package granted to Mr. Cummins, presumptively negotiated by the Compensation Committee (on which his close colleagues Messrs. Coelho and Moore serve), continues to raise the question of whether this Board puts the interests of the shareholders first and foremost. It is imperative, at this time, for the shareholders to have a voice in the Company’s direction. The selection of the next CEO is a critical decision. A culture of good corporate governance and improved accountability must be instilled. The process of rebuilding the Company’s credibility must move ahead. We, at MCA and the Committee For Concerned Cyberonics, Inc. Shareholders, are dedicated to seeing our nominees elected to the Board, where they will proactively seek to implement these long overdue changes, as part of our abiding commitment to maximizing the value of Cyberonics for all of its shareholders.

Yours truly,

METROPOLITAN CAPITAL ADVISORS, INC.

/s/ Karen L. Finerman	/s/ Jeffrey E. Schwarz
Karen L. Finerman	Jeffrey E. Schwarz
President	Chief Executive Officer

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: November 28, 2006

METROPOLITAN SPV, L.P.

/s/ Karen Finerman
By: Karen Finerman
Title: Managing Member of Metropolitan SPV GP, L.L.C., which is the general partner of Metropolitan SPV, L.P.

METROPOLITAN SPV GP, LLC

/s/ Karen Finerman
By: Karen Finerman
Title: Managing Member

BEDFORD FALLS INVESTORS, L.P.

/s/ Karen Finerman
By: Karen Finerman
Title: President of Metropolitan Capital Advisors, Inc., which is the general partner of Metropolitan Capital Advisors, L.P., which is the general partner of Bedford Falls Investors, L.P.

METROPOLITAN CAPITAL ADVISORS, INC.

/s/ Karen Finerman
By: Karen Finerman
Title: President of Metropolitan Capital Advisors, Inc.

METROPOLITAN CAPITAL ADVISORS, L.P.

/s/ Karen Finerman
By: Karen Finerman
Title: President of Metropolitan Capital Advisors, Inc., which is the general partner of Metropolitan Capital Advisors, L.P.

KJ ADVISORS, INC.

/s/ Jeffrey E. Schwarz
By: Jeffrey E. Schwarz
Title: Chief Executive Officer

METROPOLITAN CAPITAL PARTNERS II, L.P.

/s/ Jeffrey E. Schwarz
By: Jeffrey E. Schwarz
Title: Chief Executive Officer of KJ Advisors, Inc., which is the general partner of Metropolitan Capital Partners II, L.P.

METROPOLITAN CAPITAL III, INC.

/s/ Jeffrey E. Schwarz
By: Jeffrey E. Schwarz
Title: Chief Executive Officer

METROPOLITAN CAPITAL PARTNERS III, L.P.

/s/ Jeffrey E. Schwarz
By: Jeffrey E. Schwarz
Title: Chief Executive Officer of Metropolitan Capital III, Inc., which is the general partner of Metropolitan Capital Partners III, L.P.

METROPOLITAN CAPITAL ADVISORS SELECT FUND, L.P.

/s/ Jeffrey E. Schwarz
By: Jeffrey E. Schwarz
Title: Managing Member of Metropolitan Capital Select, L.L.C., which is the general partner of Metropolitan Capital Advisors Select Fund, L.P.

METROPOLITAN CAPITAL SELECT, L.L.C.

/s/ Jeffrey E. Schwarz
By: Jeffrey E. Schwarz
Title: Managing Member

METROPOLITAN CAPITAL ADVISORS INTERNATIONAL LIMITED

/s/ Jeffrey E. Schwarz
By: Jeffrey E. Schwarz

Title: Chief Executive Officer of Metropolitan Capital

III, Inc., which is the general partner of Metropolitan

Capital Partners III, L.P., which is the investment

manager of Metropolitan Capital Advisors International

Limited

/s/ Jeffrey E. Schwarz

/s/ Karen Finerman
Karen Finerman